

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2023

Jide Zeitlin
Co-Chief Executive Officer
bleuacacia ltd
500 Fifth Avenue
New York, NY 10110

      Re: bleuacacia ltd
          Preliminary Proxy Statement on Schedule 14A
          Filed December 1, 2023
          File No. 001-41074

Dear Jide Zeitlin:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1.   We note that your sponsor, bleuacacia sponsor LLC, is a Cayman Islands limited liability company. With a view toward disclosure, please tell us whether your sponsor is also controlled by or has substantial ties with a non-U.S. person. Revise to include risk factor disclosure that addresses how the fact that your sponsor is itself a non-U.S. person, and, if true, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person, could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of

liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kibum Park at 202-551-6836 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Valerie Ford Jacob, Esq.